Exhibit 99.1

News Release

Contacts:

Exelon
Investor Relations: Michael Metzner, (312) 394-7696
Media Relations: Kellie Szabo, (312) 394-3071

PSEG
Investor Relations: Sue Carson, (973) 430-6565
Media Relations: Paul Rosengren, (973) 430-5911

EXELON AND PSEG SUBMIT PRINCIPAL MERGER REGULATORY FILINGS

Applications designed to enhance competition, assure local reliability, and continue strong local presence in New Jersey, Pennsylvania and Illinois

CHICAGO and NEWARK (Feb. 4, 2005)—Exelon Corporation (NYSE: EXC) and Public Service Enterprise Group Incorporated (NYSE: PEG) announced today that they have made four major regulatory filings relating to their planned merger. The filings include applications to the Federal Energy Regulatory Commission (FERC), the New Jersey Board of Public Utilities (NJBPU), and the Pennsylvania Public Utility Commission (PAPUC). Exelon also filed a notice detailing the companies’ plans with the Illinois Commerce Commission (ICC).

“These filings are the first important step in securing approval for the merger in the timeframe we described when we announced our plans in December,” said John W. Rowe, chairman, president, and CEO of Exelon.

FERC Application

The principal focus of the FERC application is the effect of the merger on competition and how the companies propose to mitigate any anti-competitive effects the merger might otherwise have. As stated when the transaction was announced in December 2004, the companies have proposed a comprehensive mitigation plan designed to fully address FERC’s requirements for competitive markets.

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To mitigate effects on competition in this area, the companies have proposed to divest a number of fossil fuel-fired generating facilities and to transfer control of the output of a portion of their nuclear baseload generating capacity.

With respect to fossil fuel facilities, the companies propose to divest a total of 2,900 MW, including approximately 1,000 MW of peaking capacity and 1,900 MW of mid-merit capacity, of which at least 550 MW must be coal-fired. The companies have proposed that the sale of this generating capacity will occur as soon as possible within 18 months following close of the merger.

In addition, the companies propose to transfer control of the energy from 2,600 MW of baseload nuclear capacity (including 2,400 MW in PJM East) in what they term a “virtual divestiture.” The virtual divestiture will take one of two forms: (1) long-term firm baseload energy sales contracts (for at least 15 years, or the life of the unit); or (2) an annual auction, in 25 MW blocks, of 3-year firm entitlements to baseload energy. The long-term contracts could take one of two forms: either a “swap,” whereby the companies swap rights to energy in PJM for rights to energy outside of PJM, or an outright sale of energy from a particular unit. The “virtual divestiture” is designed to transfer control over a portion of the output of the companies’ combined nuclear fleet, as required by FERC regulations in order to qualify as mitigation, without sacrificing the benefits to the marketplace of enhancing the operation of the nuclear fleet by applying Exelon’s world-class nuclear operating expertise. The companies have not offered to divest (i.e., sell outright) any nuclear plants and do not anticipate doing so. The companies also proposed interim mitigation measures that will be in place immediately upon closing of the merger and will stay in effect until the long-term mitigation package is implemented.

State Filings

All three state filings stress the benefits of the merger in enhancing the combined companies’ operations and ability to provide cost-effective, safe and reliable service. The filings do not seek any rate increases, and indicate that efficiencies from the merger will help control operating costs of the utilities. The merger will not have adverse effects on local utility operations and will promote the public interest by:

•	Increasing scale, scope and best practice sharing, which is expected to result in improved service and reliability;

•	Improving nuclear operations;

•	Maintaining a financially strong and stable company with strong cash flows and earnings predictability;

•	Creating synergies and generating economies, some of which will accrue to the regulated utilities and temper future energy rate increases;

•	Enhancing competitive retail and wholesale markets within the three states and throughout PJM;

•	Providing more opportunities for employees in a larger, more competitive company;

•	Maintaining a continuing strong corporate presence in the three utilities’ states by keeping PSE&G, PECO, and ComEd as separate corporations with headquarters in Newark, Philadelphia, and Chicago respectively;

•	Maintaining significant local charitable contributions and continued support of economic development in all three states.

The New Jersey application includes testimony by Rowe in which he:

•	Commits to keep PSE&G as a separate company, headquartered in Newark with Ralph Izzo continuing as the president and COO;

•	Commits to support diversity at the Board level, the officer level, and the employee level;

•	Commits to sustain PSE&G’s record of charitable and civic contributions, as well as economic development and environmental commitments, at a level that is at least as substantial as PSE&G’s current level, consistent with Exelon’s record following the Unicom-PECO merger four years ago, which has preserved the local presence of ComEd in Chicago and PECO in Philadelphia.

The state filings indicate that the combination will result in the reduction of 1,400 – 1,500 positions, or about 5 percent of the combined work force of approximately 28,000 employees. The companies do not plan reductions in field level positions. In developing employment plans, the companies have stated they will use a fair, geographically neutral process to fill new or consolidated positions. All union contracts will be honored. To the extent practical, reductions will be accomplished through attrition. Severance programs may also be utilized.

Remaining Filings

In addition to the above filings, the following agencies will also have a role in reviewing aspects of the transaction: U.S. Department of Justice, Nuclear Regulatory Commission, Internal Revenue Service, Federal Communications Commission, Securities and Exchange Commission; New Jersey Department of Environmental Protection; New York Public Service Commission; Connecticut Siting Council; and the Connecticut Department of Environmental Protection. The scope of the required reviews varies widely, but the reviews are expected to be completed in a timely manner.

Corporate Profiles

Exelon is one of the nation’s largest electric utilities with approximately 5.1 million customers and more than $15 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania and gas to more than 460,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC. For more information, visit the company’s website at www.exeloncorp.com.

PSEG is a major integrated energy and generation company with more than $10 billion in annual revenues. It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG. For more information, visit the company’s website at www.pseg.com

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or Public Service Enterprise Group Incorporated. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Report on Form 8-K filed with the SEC on December 20, 2004 by Exelon. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

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